UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Nikola Corporation
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

654110105
(CUSIP Number)

Kimberly Petillo-Décossard Cahill Gordon & Reindel LLP 32 Old Slip New York, NY 10005 (212) 701-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
M&M Residual, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
48,361,144

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
48,361,144

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
48,361,144

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Calculation of the percentage of the shares of Common Stock beneficially owned assumes 404,377,685 shares of Common Stock outstanding as of November 1, 2021, based on information included in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2021.

1	NAMES OF REPORTING PERSONS
Trevor R. Milton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
48,361,144

	8	SHARED VOTING POWER
39,876,497 (See Item 5 of this Schedule 13D)

	9	SOLE DISPOSITIVE POWER
48,361,144

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
88,237,641

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(2)	Excludes 1,250,000 shares of Common Stock owned by the Reporting Person’s spouse (see Item 5 below).
(3)
Calculation of the percentage of the shares of Common Stock beneficially owned assumes 404,377,685 shares of Common Stock outstanding as of November 1, 2021, based on information included in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2021.

This Amendment No. 4 is being filed by Trevor R. Milton and M&M Residual, LLC (“M&M”) and amends, supplements and, to the extent inconsistent with, supersedes, the Schedule 13D filed jointly by Mr. Milton, M&M, T&M Residual, LLC (“T&M”) and Mark A. Russell on June 15, 2020, as amended by the Amendment No. 1 to the Schedule 13D filed by Mr. Milton and M&M on May 14, 2021, the Amendment No. 2 to the Schedule 13D filed by Mr. Milton and M&M on August 20, 2021 and the Amendment No. 3 to the Schedule 13D filed by Mr. Milton and M&M on November 24, 2021 (the “Schedule 13D”).  This Amendment No. 4 is being filed solely by Mr. Milton and M&M and does not amend, supplement or supersede the Schedule 13D with respect to the Reporting Persons other than Mr. Milton and M&M.  Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms in this Amendment No. 4 have the meanings assigned to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information contained in Item 5(a), (b) and (c) of the Schedule 13D is amended and supplemented by the following:

(a), (b) The responses of Mr. Milton and M&M with respect to Rows 7 through 13 of their respective cover pages to this Amendment No. 4 are incorporated herein by reference.

Calculations of the percentage of the shares of Common Stock beneficially owned in this Amendment No. 4 assume 404,377,685 shares of Common Stock outstanding as of November 1, 2021, based on information included in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2021.

M&M beneficially owns 48,361,144  shares of Common Stock, representing 12.8% of the outstanding shares of Common Stock, T&M owns 39,876,497 of Common Stock, representing 9.9% of the outstanding shares of Common Stock, and Mr. Milton’s spouse owns 1,250,000 shares of Common Stock, representing 0.3% of the outstanding shares Common Stock. As a result, Mr. Milton may be deemed to be the beneficial owner of 89,487,641 shares of Common Stock, representing 22.1% of the outstanding shares of Common Stock.

Each of Mr. Milton and M&M expressly disclaims beneficial ownership of all of the shares of Common Stock included in the Schedule 13D, other than the shares of Common Stock held of record by such Reporting Person, and the filing of this Amendment No. 4 shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Act the beneficial owner of any securities covered by the Schedule 13D.

(c) The following table sets forth sales of Common Stock effected by M&M since the most recent filing of the Schedule 13D pursuant to open market transactions at the weighted-average sale prices and price ranges set forth below.  The transactions were previously reported by M&M and Mr. Milton on a Form 4 filed on December 1, 2021:

Date of Transaction	Amount of Securities	Weighted-Average Price	Price Range
11/29/2021	1,709,690	$10.22	$10.00-10.51
11/30/2021	1,581,623	$10.18	$9.98-10.71

Except as set forth in this Amendment No. 4, none of Mr. Milton or M&M has engaged in any transaction with respect to the Common Stock since the most recent filing of the Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: December 1, 2021

M&M Residual, LLC

By:	/s/ Trevor R. Milton
Name: Trevor R. Milton
Title: Manager

Trevor R. Milton

/s/ Trevor R. Milton